SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of March, 2011

CHINA PETROLEUM & CHEMICAL CORPORATION
22 Chaoyangmen North Street,
Chaoyang District, Beijing, 100728
People's Republic of China
Tel: (8610) 59960114

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F	✓	Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )
Yes	No	✓

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )
N/A

This Form 6-K consists of:

An announcement on closure of register of members of China Petroleum & Chemical Corporation (the “Registrant”), made by the Registrant on March 28, 2011.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)
(Stock Code: 0386)

Closure of Register of Members

Notice of Board Meeting

Reference is made to the Notice of Annual General Meeting for the year ended 31 December 2010 (the “Annual General Meeting”) of China Petroleum & Chemical Corporation (“Sinopec Corp.”) dated 25 March 2011. Holders of domestic shares of Sinopec Corp. whose names appear on the domestic shares register maintained by China Securities Depository & Clearing Corporation Limited Shanghai Branch and holders of Sinopec Corp.´s H shares whose names appear on the register of members maintained by Hong Kong Registrars Limited after 5p.m. on Wednesday, 13 April 2011 are eligible to attend the Annual General Meeting.

Reference is made to the announcement on the annual results for the year ended 31 December 2010 of Sinopec Corp. dated 25 March 2011. For the purposes of distribution of 2010 final dividend, the register of members of Sinopec Corp.´s H share will be closed from Monday, 13 June 2011 to Friday, 17 June 2011 (both dates are inclusive). In order to qualify for the final dividend for H shares, the shareholders must lodge all share certificates accompanied by the transfer documents with Hong Kong Registrars Limited, at 1712-1716 on 17th Floor, Hopewell Centre, 183 Queen´s Road East, Hong Kong before 4:30 p.m. on Friday, 10 June 2011 for registration.

A meeting of the board of directors of Sinopec Corp. will be held on 28 April 2011 to consider and (if thought fit) approve the first quarterly results of Sinopec Corp. for the three months ended 31 March 2011.

By Order of the Board China Petroleum & Chemical Corporation Chen Ge Secretary to the Board of Directors

Beijing, the PRC
28 March 2011

As of the date of this notice, directors of Sinopec Corp. are: Su Shulin*, Wang Tianpu#, Zhang Yaocang*, Zhang Jianhua#, Wang Zhigang#, Cai Xiyou#, Cao Yaofeng*, Li Chunguang*, Dai Houliang#, Liu Yun*, Ma Weihua+, Wu Xiaogen+, Li Deshui+, Xie Zhongyu+ and Chen Xiaojin+.

# Executive Director
 * Non-executive Director
 + Independent Non-executive Director

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Petroleum & Chemical Corporation

By:	/s/ Chen Ge
Name:	Chen Ge
Title:	Secretary to the Board of Directors

Date: March 29, 2011